

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 19, 2013

Monica J. Shilling, Esq.
Proskauer Rose LLP
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206

Re: Ares Multi-Strategy Credit Fund, Inc.
        File Nos. 333-187381 & 811-22812

Dear Ms. Shilling:

We have reviewed the registration statement for Ares Multi-Strategy Credit Fund, Inc. (the "Fund"), filed on Form N-2 on March 20, 2013, in connection with the registration of its common stock. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS:

Cover Page

1.   The word "credit" in the Fund's name suggests that the Fund will invest in debt securities. Rule 35d-1 under the Investment Company Act of 1940 ("Investment Company Act") requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name (the "80% test").

       a.   Please revise the disclosure to state that the Fund will invest, under normal circumstances, at least 80% of the value of its assets in debt securities.

       b.   In addition, please disclose how derivatives will be valued for purpose of the 80% test, and confinn that the Fund will not use notional value.

2.   *Leverage.*

This section states the Fund currently anticipates utilizing leverage to seek to enhance the level of its distributions to holders of shares of its common stock, and goes on to specify that the Fund may use leverage through borrowings, including loans from financial institutions and/or the issuance of debt securities, as well as the issuance of shares of prefened stock. Please include the expenses associated with each type of leverage *(e.g.,* dividend expense of preferred stock) in the Fund's Fee Table.

Prospectus Summary - Who May Wish to Invest (Page 2)

3.   Please note that the Fund may be an appropriate investment only for investors willing to accept the risks of investing in a Fund that invests primarily in below-investment grade *(i.e. ,* "junk") securities, which are speculative.

Prospectus Summary - Investment Strategies (Page 2)

4.   This section states that debt instruments rated below investment grade are often referred to as "high yield" securities. Please add that they are referred to as "junk bonds."

5.   This section also states that under normal market conditions, at least 60% of the Fund's Managed Assets (defined as the total assets of the Fund, including any assets attributable to any preferred shares that may be issued or to indebtedness, minus the Fund's liabilities other than liabilities relating to indebtedness) will be invested in Senior Loans and investments with similar economic characteristics and corporate bonds, and up to 40% will be invested in CLO Securities and other asset-backed securities. It further states that the Fund may utilize various types of derivative instruments ("Derivatives"), including total return swaps, for the purpose of gaining exposure to Senior Loans and Corporate Bonds.

        a.   Please disclose how Derivatives, including swaps, will be counted for purposes of valuing "Managed Assets" and confirm that notional value will not be used.

        b.   Also, make consistent revisions to the discussion of Managed Assets in regard to the Adviser's fee and to the applicable section of the Investment Advisory Agreement.

Prospectus Summary – Asset-backed Securities (Page 3)

6.   This section states that the Fund may invest in asset-backed securities, but provides no description or example of such securities. Please include examples of the types of asset-backed securities in which the Fund contemplates investing.

Prospectus Summary- Maturity and Duration (Page 4)

7. This section states that the Fund may invest in debt securities of any maturity, including perpetual maturities. Please describe "perpetual securities," and include any interest rate risk specific to perpetual securities.

8. This section further states that the Fund will initially seek to manage its portfolio to a shmi to moderate duration of approximately 3 months to 5 years. Please provide an example ofhow duration works by illustrating the effect on the Fund's NAY for a portfolio with a 5-year duration assuming interest rates increase by 1%.

Prospectus Summary -- Temporary Defensive Investments (Page 7)

9. This section states that for temporary defensive purposes, or in order to reduce the Fund's leverage exposure, or to keep the Fund's cash fully invested (including during the period when net process of the offering of common shares are being invested and other times deemed appropriate by the Adviser), the Fund may deviate from its investment strategies and objective, and that during such periods, the Fund may invest all or a portion of its Managed Assets in U.S. Government securities.

    a. Please limit the discussion under "Temporary Defensive Investments" to investments for temporary defensive purposes *(i.e.,* when the Fund is responding to adverse market, economic, or political conditions).

    b. Also, please explain to us why it would be appropriate for the Fund to invest all of its Managed Assets in U.S. Government securities for any other cited purpose *(i.e.,* to reduce the Fund's leverage exposure, to keep the Fund's cash fully invested, or at other times deemed appropriate by the Adviser).

Prospectus Summary – Summary of Fund expenses (Pages 28-29)

10. Please replace "Advisory Fees'' with "Management Fees'' to conform to the headings required by Form N-2.

11. A second Fee Table on page 29 sets fmih estimated fees and expenses that assume no leverage has been incuJTed. So as not to be confused with the Fee Table required by Form N-2 (which is presented on page 28), please change the format and font size of this alternative Fee Table.

The Fund's Investments-Swap Agreements (Page 46)

12. This section states that the Fund may enter into total return swaps.

    a. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No.

10666 (Apr. 18, 1979). In 2011, the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Fundamental Investment Restrictions (Page 79)

13.   Fundamental Investment Restriction 6 states that the Fund may not "[i]nvest more than 25% of its total assets ... in the securities of any issuers in any one industry; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry (other than securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue); provided further that the investments in CLO Securities shall not be considered to be issuers in the same industry for these purposes."

   a.   This section is confusing, especially the parenthetical. Please restate the disclosure in the parenthetical using the active voice to make clear that the Fund will not invest more than 25% of its total assets in securities backed by the same source of revenue.

   b.   Also, disclose how the Fund will determine what the "industry" of a CLO is.

   c.   The section on Loan Patiicipations on Page 39 states that the Fund may transact in participations in Senior Loans. Please add disclosure making clear that both the Borrower and the institution selling the participations will be considered issuers for purposes of the Fund's investment restriction concerning industry concentration.

Payment of the Fund's Expenses and Reimbursement of Certain Costs of the Adviser and its Affiliates (Page 89)

14.   This section states that the Adviser and its affiliates will be entitled to reimbursement by the Fund of the Adviser's and its affiliates' cost of providing the Fund with certain non-advisory services (accounting, legal, clerical, administrative services, allocation of overhead including rent, salaries and benefits, and travel expenses) after the first two years of the Fund's operations.

     a.   If any of the services above are being provided to the Fund, expenses associated with such services must be disclosed in the Fund's current Fee Table.

     b.   Please file the Reimbursement Agreement as an exhibit to the Fund's Registration Statement.

     c.   Please explain if the Fund's obligation to repay the Adviser and its affiliates will be treated as a liability in the Fund's financial statements. If not, please explain to us why it is not treated as a liability.

Part C – Signatures (Page C-6)

15.   We note that the registration statement has been signed by two of the five directors identified in the Statement of Additional Information. Please confirm that the next pre-effective amendment to the Registration Statement will be signed by a majority of directors as required by the Securities Act of 1933 ("Securities Act").

GENERAL COMMENTS

16.   We note that pmiions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

17.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

18.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

20.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all infonnation investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
>
> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
>
> the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division oflnvestment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confinnation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

(?A{,{ttJ .l.i{li!!!f)

Amy V!l. Miller
Senior Counsel

cc: Michael J. Shaffer, SEC